Exhibit 99.1

CVB Financial Corp.

701 N Haven Avenue, Suite 350

Ontario, CA 91764

909.980.4030

Press Release

For Immediate Release

CVB Financial Corp.	County Commerce Bank
Christopher D. Myers	Joe D. Kreutz
President and Chief Executive Officer	President and Chief Executive Officer
(909) 980-4030	(805) 477-7601

CVB Financial Corp. and County Commerce Bank Announce Merger

●	Transaction currently values County Commerce Bank (“CCB”) at $41.25 million in a 50% cash and 50% stock transaction.
●	The transaction strengthens Citizens Business Bank’s (“Citizens”) commercial banking presence in Ventura County.
●	CCB benefits from a high quality merger partner with a shared culture of community and relationship banking values. CCB customers will benefit from access to a broader array of financial products and services as well as enhanced credit capabilities.

Ontario, CA and Oxnard, CA, October 14, 2015 - CVB Financial Corp. (NASDAQ: CVBF) and County Commerce Bank (OTC PINK: CNYB) announced today that they have entered into a merger agreement, pursuant to which CCB will merge into Citizens, the principal subsidiary of CVB Financial Corp. (“CVBF”).

In exchange for all of CCB’s common stock and options, CVBF will pay aggregate consideration currently valued at $41.25 million consisting of $20.625 million in cash and $20.625 million in CVBF stock, the value of which is subject to change in certain circumstances as provided in the merger agreement and more fully described below. Based on CCB’s current outstanding common shares and options, the aggregate value of $41.25 million equates to $16.79 per CCB share.

The exact number of CVBF shares issued in the transaction will be determined prior to closing, which is expected in the first quarter of 2016.

Giving effect to the transaction and assuming CVBF’s closing stock price of $16.53 per share as of October 14, 2015, CCB shareholders would hold, in aggregate, approximately 1.16% of CVBF’s outstanding common stock following the merger.

“Citizens Business Bank is the perfect fit for County Commerce Bank, and most importantly, our customers and employees. We are excited to be partnering with them,” said Joe Kreutz, Chairman and Chief Executive Officer of CCB. “Citizens Business Bank will expand upon our reach, our abilities and our suite of products while continuing our commitment to providing excellent service to our business and consumer customers. Our shareholders will benefit from the opportunity to own CVBF’s NASDAQ-listed stock with over 100 quarters of consecutive cash dividend payments. Based on our similar cultures, we are looking forward to a smooth transition.”

CCB’s banking locations in Ventura, Oxnard, Camarillo, and Westlake Village are a natural extension of Citizens’ existing Southern California presence. Based on June 30, 2015 financial information, CCB has approximately $252 million in total assets and about $216 million in total deposits.

Christopher D. Myers, President and Chief Executive Officer of CVBF and Citizens Business Bank, remarked, “County Commerce Bank is a strong community bank and an excellent strategic and geographic fit for Citizens. We look forward to welcoming their associates, customers, and shareholders. Joe Kreutz and his banking team have built a first-class organization that will help Citizens expand our presence in the greater Ventura County area. This merger is about expansion and growth. As such, we have no plans to close any CCB locations.”

Upon completion of the merger, CCB will operate as Citizens Business Bank and will continue to deliver the high-touch level of service that its customers expect, with an expanded branch and ATM network and a broad range of products and services, including expertise in personal, small business, private and corporate banking, and treasury management services.

The board of directors of County Commerce Bank and the boards of directors of CVBF and Citizens Business Bank, respectively, have unanimously approved this transaction. Closing of the transaction is subject to customary regulatory approvals and the approval of CCB shareholders.

Based on CVBF’s current stock price, excluding one-time costs and including estimated cost savings, CVBF expects the transaction to be immediately accretive to earnings per share. CVBF anticipates the transaction will be approximately 1.0% dilutive to tangible book value per share at closing (including transaction costs) which will be earned back in less than four years on a pro forma basis.

Transaction Structure

As described in greater detail in the merger agreement, the exact number of CVBF shares issued in the transaction will be determined prior to closing based on the weighted average closing price of CVBF stock, as calculated for the 20 trading days commencing on the 25th trading day prior to the closing date (“CVBF Average Price”). Accordingly, the aggregate value of the transaction may be more or less than $41.25 million depending on the CVBF Average Price. In addition, and subject to certain conditions and restrictions described in the merger agreement, each party has the right to terminate the merger agreement if the CVBF Average Price is above or below certain thresholds. Options to purchase CCB common stock, which are outstanding at closing, will receive cash consideration.

Advisors

Keefe, Bruyette & Woods, Inc. served as financial advisor to CCB and Horgan, Rosen, Beckham & Coren LLP served as legal counsel to CCB. Sandler O’Neill + Partners, L.P. served as financial advisor to CVBF, and Manatt, Phelps & Phillips, LLP served as legal counsel to CVBF.

About CVB Financial Corp.

CVB Financial Corp. is the holding company for Citizens Business Bank. The Bank is the largest financial institution headquartered in the Inland Empire region of Southern California with assets of approximately $7.7 billion. Citizens Business Bank serves 43 cities with 40 Business Financial Centers, seven Commercial Banking Centers, and three trust office locations serving the Inland Empire, Los Angeles County, Orange County, San Diego County, Ventura County, and the Central Valley areas of California.

Shares of CVB Financial Corp. common stock are listed on the NASDAQ under the ticker symbol “CVBF.” For investor information on CVB Financial Corp., visit our Citizens Business

Bank website at www.cbbank.com and click on the “Investors” tab.

About County Commerce Bank

County Commerce Bank was founded by local professionals and business leaders in Ventura County in January 2003. The Bank currently maintains branches in Ventura, Oxnard, Camarillo, and Westlake Village. The bank is a member of the FDIC, an SBA Preferred Lender, and a CDARS depository institution. County Commerce Bank provides financial solutions for local professionals and small businesses, offering its customers state of the art technology services along with a traditional, personalized banking experience.

County Commerce Bank stock is traded on the OTC Markets Group (OTCQB) under the ticker symbol “CNYB.”

Safe Harbor

Certain matters set forth herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to CVBF’s current expectations regarding the proposed transaction, its business plans and expectations and its future financial position and operating results. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance and/or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to, CVBF’s ability to realize cost savings within expected time frames or at all; whether governmental approvals for the proposed transaction will be obtained within expected time frames or ever; whether the conditions to the closing of the proposed transaction, including approval by CCB shareholders, are satisfied; local, regional, national and international economic and market conditions and events and the impact they may have on CVBF, CVBF’s customers, assets, and liabilities; CVBF’s ability to attract deposits and other sources of funding or liquidity; supply and demand for real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF lends, including both residential and commercial real estate; a prolonged slowdown or decline in real estate construction or sales activity; changes in the financial performance and/or condition of CVBF’s borrowers or key vendors or counterparties; changes in the levels of nonperforming assets, allowance for loan losses and charge-offs; the costs or effects of acquisitions or dispositions CVBF may make; the effect of changes in laws, regulations and applicable judicial decisions (including laws, regulations and judicial decisions concerning financial reforms, taxes, banking capital levels, securities and securities trading and hedging, employment, executive compensation, insurance, vendor management and information security) with which CVBF and its subsidiaries must comply or CVBF believes should comply; changes in estimates of future reserve requirements and minimum capital requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, including the Basel Committee framework establishing capital standards for credit, operations and market risk; inflation, interest rate, securities market and monetary fluctuations; changes in government interest rates or monetary policies; changes in the amount and availability of deposit insurance; cyber-security threats, including loss of system functionality or theft or loss of company or customer data or money; political instability; acts of war or terrorism, drought or natural disasters, such as earthquakes, or the effects of pandemic diseases; the timely development and acceptance of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s relationships with and reliance upon vendors with respect to the operation of certain key internal and external systems and applications; changes in consumer spending, borrowing and savings preferences or habits; technological changes and the expanding use of technology in banking (including the adoption of mobile banking applications); the ability to retain and increase market share, retain and grow customers and control expenses; changes in the competitive environment among financial and bank holding companies, banks and other financial service providers; continued volatility in the credit and equity markets and its effect on the general economy or local or regional business conditions; fluctuations in the price of the CVBF’s common stock or other securities; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by the regulatory agencies, as well as by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard-setters; changes in CVBF or CCB’s organization, management, compensation and benefit plans, and the ability of CVBF and CCB to retain or expand their respective management teams and/or boards of directors; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings (such as consumer or employee class action litigation), regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; ongoing relations with various federal and state regulators, including the SEC, FDIC and California DBO; CVBF’s success at managing the risks involved in the foregoing items and all other factors set forth in CVBF’s public reports including its Annual Report on Form 10-K for the year ended December 31, 2014, and particularly the discussion of risk factors within that document. CVFB does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Statement about future operating results, such as those concerning accretion and dilution to CVBF’s earnings or shareholders are for illustrative purposes only, are not forecasts and actual results may differ.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed acquisition transaction, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of CCB and a Prospectus of CVBF, as well as other relevant documents concerning the proposed transaction. The final proxy statement/prospectus will be distributed to the shareholders of CCB in connection with their vote on the proposed transaction.

SHAREHOLDERS OF CCB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents CVBF filed with the SEC may be obtained free of charge at the SEC’s website, http://www.sec.gov, at the investor relations portion of CVBF’s website, https://www.cbbank.com, by contacting Myrna DiSanto, Investor Relations, CVB Financial Corp, 701 N Haven Avenue, Ontario, CA 91764 or by telephone at (909) 980-4030 or by contacting Joe Kreutz, County Commerce Bank, 3260 Telegraph Road, Ventura, CA 93003, (805) 477-7600.

CVBF and CCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CCB in connection with the merger. Information about the directors and executive officers of CVBF and their ownership of CVBF common stock is set forth in CVBF’s proxy statement filed with the SEC on April 3, 2015. Information about the directors and executive officers of CCB will be set forth in the Proxy Statement/Prospectus regarding the proposed transaction. This communication does not constitute an offer of any securities for sale.